

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 26, 2009

<u>Via U.S. Mail and Facsimile to (818) 700-9661</u>

Peter Donato
Chief Financial Officer
Iris International, Inc.
9172 Eton Avenue
Chatsworth, CA 91311

> **Re: Iris International, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 001-11181**

Dear Mr. Donato:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Peter Donato
Iris International, Inc.
June 26, 2009
Page 2

Form 10-K for the Fiscal-Year ended December 31, 2008

Item 1. Business, page 1

Intellectual Property, page 13

1.	We note the significance attached to your intellectual property as described in the risk factor on page 20. In future filings, please disclose the duration of the patents you mention in this section as required by Regulation S-K Item 101(c)(iv). If there are risks to your business from patents that may be expiring soon, please add appropriate risk factor disclosure.

Base Salaries, page 15

2.	We note your disclosure that base salary is set depending on "the executive's level of responsibility, skills, experience, future potential and individual performance." In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, discussing how the committee determined the compensation amounts rather than using boilerplate disclosure. If compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly, without implying that objective factors were used.

3.	In future filings, please include a comprehensive discussion of how you determined each named executive officers' compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.1. For example, we note the disparity between your chief executive officer's compensation and that of the other named executive officers. Such disclosure should include a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers, as appropriate. See Item 402(b)(2)(vii) of Regulation S-K.

Management Incentive Bonus Plan, page 15

4.	In future filings, please provide additional disclosure and analysis of how the "individual performance goals" that you mention on page 15 contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. If instead, as your disclosure suggests, incentive compensation awards are made on a "discretionary" or subjective basis, please say so clearly, or disclose the relative weight assigned to objective goals and how such goals factor into the "ultimate incentive awards" granted by the Compensation and Nominating Committee and the Board of Directors. Refer to Item 402(b)(2)(vii) of Regulation S-K.

5.   We note that you have not disclosed the "company-wide performance goals" to be achieved in order for your named executive officers to earn their respective annual cash incentive payments. Please provide such disclosure in your future filings, as applicable. To the extent that you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b), please provide us with a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Stock Option Awards, page 16

6.   We note that you do not state how you determined the amounts of stock options to be granted to each named executive officer. In future filings, please disclose what elements of corporate and individual performance are taken into account in granting these options and why the Compensation and Nominating Committee determined that the specific equity allocation was appropriate in light of the factors considered. In revising your disclosure, please also clarify the reasons for differences in the relative size of the grants among the officers.

Financial Statements, page 41

Report of Independent Registered Public Accounting Firm, page 42

7.   We note the second paragraph of the auditor's report refers to the "*auditing* standards of the Public Company Accounting Oversight Board (United States)" and not to "*the standards* of the Public Company Accounting Oversight Board (United States)" as required by paragraph 3 of PCAOB AS 1. Please have your auditor revise its report to include the correct language and amend the filing to include the revised report.

8.   We note that the opinion paragraph of your auditor's report only opines on the balance
        sheets as of December 31, 2008 and 2007 and results of operations, cash flows and other
        comprehensive income for the years then ended (i.e., fiscal 2008 and 2007). Please
        amend the filing to include an audit report that also opines on your results of operations,
        cash flows and other comprehensive income for the fiscal year ended December 31,
        2006. Refer to Rules 2-02 and 3-02(a) of Regulation S-X.

Note 15. Manufacturing Transition Rights, page 69

9.   Please tell us how you considered your obligation to continue to provide know how to
        IDEXX related to the manufacturing of rotors and your obligation to manufacture any
        rotors needed by them in determining that the entire nonrecurring payment of $1.5
        million should be recorded in fiscal 2008. Refer to SAB Topic 13.A.3(f) and EITF 00-
        21.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

        ·   the company is responsible for the adequacy and accuracy of the disclosure in the
                filing;

        ·   staff comments or changes to disclosure in response to staff comments do not
                foreclose the Commission from taking any action with respect to the filing; and

        ·   the company may not assert staff comments as a defense in any proceeding initiated
                by the Commission or any person under the federal securities laws of the United
                States.

Peter Donato
Iris International, Inc.
June 26, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant